SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated February 10, 2017

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures: Nine Nokia stock exchange releases dated February 10, 2017:

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

STOCK EXCHANGE RELEASE
February 10, 2017

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
February 10, 2017 at 16:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement
Name: Bill, Hans-Jürgen
Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: Initial Notification

Reference number: 549300A0JPRWG1KI7U06_20170206085744_5

Transaction date: 2017-02-08
Instrument type: Share
ISIN: FI0009000681
Nature of the transaction: Receipt of a share-based incentive

Transaction Details

(1): Volume: 120 138 Unit price: 0.00000 EUR

Aggregated transactions

(1): Volume: 120 138 Volume weighted average price: 0.00000 EUR

About Nokia

Nokia is a global leader innovating the technologies at the heart of our connected world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

From the enabling infrastructure for 5G and the Internet of Things, to emerging applications in virtual reality and digital health, we are shaping the future of technology to transform the human experience. www.nokia.com

1

Media Enquiries:

Nokia

Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

2

STOCK EXCHANGE RELEASE February 10, 2017

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
February 10, 2017 at 16:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement
Name: Buvac, Kathrin
Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: Initial Notification

Reference number: 549300A0JPRWG1KI7U06_20170206085842_6

Transaction date: 2017-02-08
Instrument type: Share
ISIN: FI0009000681
Nature of the transaction: Receipt of a share-based incentive

Transaction Details

(1): Volume: 30 298 Unit price: 0.00000 EUR

Aggregated transactions

(1): Volume: 30 298 Volume weighted average price: 0.00000 EUR

About Nokia

Nokia is a global leader innovating the technologies at the heart of our connected world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

From the enabling infrastructure for 5G and the Internet of Things, to emerging applications in virtual reality and digital health, we are shaping the future of technology to transform the human experience. www.nokia.com

1

Media Enquiries:

Nokia

Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

2

STOCK EXCHANGE RELEASE February 10, 2017

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
February 10, 2017 at 16:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement
Name: Chowdhary, Ashish
Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: Initial Notification

Reference number: 549300A0JPRWG1KI7U06_20170206085917_7

Transaction date: 2017-02-08
Instrument type: Share
ISIN: FI0009000681
Nature of the transaction: Receipt of a share-based incentive

Transaction Details

(1): Volume: 69 970 Unit price: 0.00000 EUR

Aggregated transactions

(1): Volume: 69 970 Volume weighted average price: 0.00000 EUR

About Nokia

Nokia is a global leader innovating the technologies at the heart of our connected world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

From the enabling infrastructure for 5G and the Internet of Things, to emerging applications in virtual reality and digital health, we are shaping the future of technology to transform the human experience. www.nokia.com

1

Media Enquiries:

Nokia

Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

2

STOCK EXCHANGE RELEASE
February 10, 2017

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
February 10, 2017 at 16:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Elhage, Samih

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: Initial Notification

Reference number: 549300A0JPRWG1KI7U06_20170206090025_8

Transaction date: 2017-02-08

Instrument type: Share

ISIN: FI0009000681

Nature of the transaction: Receipt of a share-based incentive

Transaction Details

(1): Volume: 205 955 Unit price: 0.00000 EUR

Aggregated transactions

(1): Volume: 205 955 Volume weighted average price: 0.00000 EUR

About Nokia

Nokia is a global leader innovating the technologies at the heart of our connected world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

From the enabling infrastructure for 5G and the Internet of Things, to emerging applications in virtual reality and digital health, we are shaping the future of technology to transform the human experience. www.nokia.com

1

Media Enquiries:
Nokia

Communications

Phone: +358 (0) 10 448 4900

E-mail: press.services@nokia.com

2

STOCK EXCHANGE RELEASE
February 10, 2017

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
February 10, 2017 at 16:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: French, Barry

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: Initial Notification

Reference number: 549300A0JPRWG1KI7U06_20170206090103_9

Transaction date: 2017-02-08

Instrument type: Share

ISIN: FI0009000681

Nature of the transaction: Receipt of a share-based incentive

Transaction Details

(1): Volume: 88 916 Unit price: 0.00000 EUR

Aggregated transactions

(1): Volume: 88 916 Volume weighted average price: 0.00000 EUR

About Nokia

Nokia is a global leader innovating the technologies at the heart of our connected world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

From the enabling infrastructure for 5G and the Internet of Things, to emerging applications in virtual reality and digital health, we are shaping the future of technology to transform the human experience. www.nokia.com

1

Media Enquiries:
Nokia

Communications

Phone: +358 (0) 10 448 4900

E-mail: press.services@nokia.com

2

STOCK EXCHANGE RELEASE February 10, 2017

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
February 10, 2017 at 16:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement
Name: Pullola, Kristian
Position: Chief Financial Officer

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: Initial Notification

Reference number: 549300A0JPRWG1KI7U06_20170206090202_11

Transaction date: 2017-02-08
Instrument type: Share
ISIN: FI0009000681
Nature of the transaction: Receipt of a share-based incentive

Transaction Details

(1): Volume: 204 012 Unit price: 0.00000 EUR

Aggregated transactions

(1): Volume: 204 012 Volume weighted average price: 0.00000 EUR

About Nokia

Nokia is a global leader innovating the technologies at the heart of our connected world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

From the enabling infrastructure for 5G and the Internet of Things, to emerging applications in virtual reality and digital health, we are shaping the future of technology to transform the human experience. www.nokia.com

1

Media Enquiries

Communications
Phone: +358 10 448 4900
Email: press.services@nokia.com

2

STOCK EXCHANGE RELEASE February 10, 2017

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
February 10, 2017 at 16:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement
Name: Rouanne, Marc
Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: Initial Notification

Reference number: 549300A0JPRWG1KI7U06_20170206090238_12

Transaction date: 2017-02-08
Instrument type: Share
ISIN: FI0009000681
Nature of the transaction: Receipt of a share-based incentive

Transaction Details

(1): Volume: 204 012 Unit price: 0.00000 EUR

Aggregated transactions

(1): Volume: 204 012 Volume weighted average price: 0.00000 EUR

About Nokia

Nokia is a global leader innovating the technologies at the heart of our connected world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

From the enabling infrastructure for 5G and the Internet of Things, to emerging applications in virtual reality and digital health, we are shaping the future of technology to transform the human experience. www.nokia.com

1

Media Enquiries

Communications
Phone: +358 10 448 4900
Email: press.services@nokia.com

2

STOCK EXCHANGE RELEASE February 10, 2017

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
February 10, 2017 at 16:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement
Name: Suri, Rajeev
Position: Chief Executive Officer

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: Initial Notification

Reference number: 549300A0JPRWG1KI7U06_20170206090959_4

Transaction date: 2017-02-08
Instrument type: Share
ISIN: FI0009000681
Nature of the transaction: Receipt of a share-based incentive

Transaction Details

(1): Volume: 742 297 Unit price: 0.00000 EUR

Aggregated transactions

(1): Volume: 742 297 Volume weighted average price: 0.00000 EUR

About Nokia

Nokia is a global leader innovating the technologies at the heart of our connected world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

From the enabling infrastructure for 5G and the Internet of Things, to emerging applications in virtual reality and digital health, we are shaping the future of technology to transform the human experience. www.nokia.com

1

Media Enquiries:

Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

2

STOCK EXCHANGE RELEASE February 10, 2017

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
February 10, 2017 at 16:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Varsellona, Maria

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: Initial Notification

Reference number: 549300A0JPRWG1KI7U06_20170206090317_13

Transaction date: 2017-02-08

Instrument type: Share

ISIN: FI0009000681

Nature of the transaction: Receipt of a share-based incentive

Transaction Details

(1): Volume: 128 720 Unit price: 0.00000 EUR

Aggregated transactions

(1): Volume: 128 720 Volume weighted average price: 0.00000 EUR

About Nokia

Nokia is a global leader innovating the technologies at the heart of our connected world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

From the enabling infrastructure for 5G and the Internet of Things, to emerging applications in virtual reality and digital health, we are shaping the future of technology to transform the human experience. www.nokia.com

1

Media Enquiries:

Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2017	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal